J.P. Galda & Co.

Attorneys-at-Law

40 Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

May 23, 2022

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Karina Dorin, Staff Attorney
Cheryl Brown, Law Clerk

Re: Bunker Hill Mining Corp.

Registration Statement on Form S-1

File Number 333-264602

Mesdames Dorin and Brown:

Today Bunker Hill Mining Corp. (the “Company”) has filed Amendment No. 1 to its Registration Statement on Form S-1 to respond to the staff’s letter of comments dated May 11, 2022 (the “Comment Letter”). The numbered paragraph below corresponds to the numbered comment in the Comment Letter.

1. The cover page has been revised to more clearly describe the securities being offered and all prior inconsistences have been revised to reconcile these numbers throughout. Please note that the legal opinion has been revised to conform to this presentation and for ease of reference covers all of the offered securities, including those previously registered and covered by Rule 429. Also note that the number of previously registered common shares has been revised to reflect that a substantial number of these securities have been previously sold.

In response to the Staff’s oral comment, the fee table filed as Exhibit 107 has been redone to conform to the required presentation.

As we discussed, in light of the limited number of comments and the responses provided hereby we respectfully request expedited review so that we may go effective prior to the end of the week so we can avoid the penalty provisions of the special warrants.

Please call or email with any further questions or comments.

Very truly yours,

/s/ Joseph P. Galda